SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated August 11, 2021 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, August 11th, 2021

Comisión Nacional de Valores

Re.: Telecom Argentina S.A.
Dividend Distribution and Reserve Withdrawal

Dear Sirs,

I am writing to you in my capacity as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that the Company’s General Extraordinary Shareholders’ Meeting held today resolved:

1)   To distribute dividends in kind as follows: (i) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2030 (the “2030 Global Bonds”), for a nominal value of US$ 370,386,472, and (ii) Global Bonds of the Argentine Republic amortizable in US Dollars maturing on 07/09/2035 (the “2035 Global Bonds”) for a nominal value of US$ 186,621,565, at a ratio of US$ 0.171977775 2030 Global Bonds and US$ 0.086652089 2035 Global Bonds per share of the Company.

2)   Consequently, to partially withdraw the “Voluntary reserve to maintain the capital investments level and the Company’s current level of solvency” in the amount of ARS 35,068,340,043.

Sincerely,

Telecom Argentina S.A.

/s/ Carlos A. Moltini
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 11, 2021	By:	/s/ Fernando J. Balmaceda
Name:	Fernando J. Balmaceda
Title:	Responsible for Market Relations